SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May 2017

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement in relation to poll results of annual general meeting, appointment and change of directors and supervisors and payment of the final dividend, dated May 23, 2017.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

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•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any investigation by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: May 24, 2017	By:	/s/ Yang Jie
	Name:	Yang Jie
	Title:	Chairman and Chief Executive Officer

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Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

POLL RESULTS OF ANNUAL GENERAL MEETING,

APPOINTMENT AND CHANGE OF DIRECTORS AND SUPERVISORS

AND PAYMENT OF THE FINAL DIVIDEND

The Board of the Company is pleased to announce that all the proposed resolutions were duly passed by shareholders by way of poll at the AGM of the Company held on 23 May 2017.

The Company’s shareholders approved the profit distribution proposal and declaration of a final dividend of RMB0.093043 per share (equivalent to HK$0.105 per share) (pre-tax) for the year ended 31 December 2016. The final dividend is expected to be paid on 21 July 2017.

Poll Results of the AGM

The board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”) is pleased to announce that the 2016 Annual General Meeting of the Company was held on Tuesday, 23 May 2017 (the “AGM”) at Ballrooms B & C, Level 5, Island Shangri-La, Pacific Place, Supreme Court Road, Central, Hong Kong. The number of issued shares of the Company as at the date of the AGM was 80,932,368,321, which was the total number of shares entitling the holders to attend and vote for or against any of the resolutions proposed at the AGM. There were no restrictions on any shareholders casting votes on any of the proposed resolutions at the AGM. The AGM was held in compliance with the requirements of the Company Law of the People’s Republic of China and the provisions of the articles of association of the Company.

Reference is made to the announcement published by the Company on 22 May 2017, Mr. Zhen Caiji has resigned from his position as an Executive Vice President of the Company with effect from 22 May 2017 due to personal reason. As a result, the Board has withdrawn the nomination of Mr. Zhen Caiji for election as a member of the sixth session of the Board. The ordinary resolution numbered 4.5 in relation to the election of Mr. Zhen Caiji as a director of the Company has already been withdrawn and the aforesaid resolution was not put forward for voting at the AGM.

The poll results in respect of the proposed resolutions at the AGM were as follows:

	Ordinary Resolutions	No. of votes (%)
		For	Against
1.

That the consolidated financial statements of the Company, the report of the Board of Directors, the report of the Supervisory Committee and the report of the international auditor for the year ended 31 December 2016 be considered and approved, and the Board of Directors of the Company be authorised to prepare the budget of the Company for the year 2017.

		74,367,779,586 (99.9970%)	2,251,112 (0.0030%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

2.	That the profit distribution proposal and the declaration and payment of a final dividend for the year ended 31 December 2016 be considered and approved.	74,383,878,986 (99.9976%)	1,793,712 (0.0024%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

3.

That the re-appointment of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the international auditor and domestic auditor of the Company respectively for the year ending on 31 December 2017 be considered and approved, and the Board be authorised to fix the remuneration of the auditors.

		74,383,732,489 (99.9974%)	1,950,209 (0.0026%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
4.	4.1 Ordinary resolution numbered 4.1 of the Notice of AGM dated 6 April 2017 (To approve the re-election of Mr. Yang Jie as a Director of the Company)	73,929,990,193 (99.6920%)	228,422,313 (0.3080%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	4.2 Ordinary resolution numbered 4.2 of the Notice of AGM dated 6 April 2017 (To approve the re-election of Mr. Yang Xiaowei as a Director of the Company)	74,079,428,859 (99.7969%)	150,778,427 (0.2031%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	4.3 Ordinary resolution numbered 4.3 of the Notice of AGM dated 6 April 2017 (To approve the re-election of Mr. Ke Ruiwen as a Director of the Company)	74,077,491,459 (99.7942%)	152,751,627 (0.2058%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

Ordinary Resolutions	No. of votes (%)
	For	Against
4.4 Ordinary resolution numbered 4.4 of the Notice of AGM dated 6 April 2017 (To approve the re-election of Mr. Sun Kangmin as a Director of the Company)	74,079,490,859 (99.7969%)	150,752,327 (0.2031%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

4.5 Ordinary resolution numbered 4.5 of the Notice of AGM dated 6 April 2017 (To approve the election of Mr. Zhen Caiji as a Director of the Company)	N/A	N/A
This ordinary resolution was withdrawn.

4.6 Ordinary resolution numbered 4.6 of the Notice of AGM dated 6 April 2017 (To approve the election of Mr. Gao Tongqing as a Director of the Company)	74,081,855,279 (99.7969%)	150,748,227 (0.2031%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

4.7 Ordinary resolution numbered 4.7 of the Notice of AGM dated 6 April 2017 (To approve the election of Mr. Chen Zhongyue as a Director of the Company)	74,081,848,179 (99.7969%)	150,755,327 (0.2031%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

4.8 Ordinary resolution numbered 4.8 of the Notice of AGM dated 6 April 2017 (To approve the election of Mr. Chen Shengguang as a Director of the Company)	73,970,053,059 (99.6463%)	262,550,447 (0.3537%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

4.9 Ordinary resolution numbered 4.9 of the Notice of AGM dated 6 April 2017 (To approve the re-election of Mr. Tse Hau Yin, Aloysius as an Independent Director of the Company)	73,531,124,520 (99.0551%)	701,456,986 (0.9449%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

4.10 Ordinary resolution numbered 4.10 of the Notice of AGM dated 6 April 2017 (To approve the re-election of Madam Cha May Lung, Laura as an Independent Director of the Company)	73,493,132,295 (99.0038%)	739,471,311 (0.9962%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

	Ordinary Resolutions	No. of votes (%)
		For	Against
	4.11 Ordinary resolution numbered 4.11 of the Notice of AGM dated 6 April 2017 (To approve the re-election of Mr. Xu Erming as an Independent Director of the Company)	68,640,530,233 (92.3190%)	5,710,929,264 (7.6810%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	4.12 Ordinary resolution numbered 4.12 of the Notice of AGM dated 6 April 2017 (To approve the re-election of Madam Wang Hsuehming as an Independent Director of the Company)	73,612,655,905 (99.1649%)	619,947,601 (0.8351%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
5.	5.1 Ordinary resolution numbered 5.1 of the Notice of AGM dated 6 April 2017 (To approve the re-election of Mr. Sui Yixun as a Supervisor of the Company)	74,148,296,804 (99.8694%)	96,937,702 (0.1306%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	5.2 Ordinary resolution numbered 5.2 of the Notice of AGM dated 6 April 2017 (To approve the re-election of Mr. Hu Jing as a Supervisor of the Company)	73,591,165,757 (99.1190%)	654,068,749 (0.8810%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	5.3 Ordinary resolution numbered 5.3 of the Notice of AGM dated 6 April 2017 (To approve the re-election of Mr. Ye Zhong as a Supervisor of the Company)	73,592,369,657 (99.1207%)	652,856,849 (0.8793%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	Special Resolutions	No. of votes (%)
		For	Against

6.	6.1 Special resolution numbered 6.1 of the Notice of AGM dated 6 April 2017 (To approve the amendments to Article 1 of the articles of association of the Company)	74,384,984,385 (99.9990%)	712,212 (0.0010%)
As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

	Special Resolutions	No. of votes (%)
		For	Against
	6.2 Special resolution numbered 6.2 of the Notice of AGM dated 6 April 2017 (To approve the amendments to Article 13 of the articles of association of the Company)	74,385,028,085 (99.9990%)	758,512 (0.0010%)
As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

6.3    Special resolution numbered 6.3 of the Notice of AGM dated 6 April 2017

(To authorise any Director of the Company to complete registration or filing of the amendments to the articles of association)

		74,385,130,985 (99.9992%)	565,712 (0.0008%)
As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.
7.	7.1 Special resolution numbered 7.1 of the Notice of AGM dated 6 April 2017 (To consider and approve the issue of debentures by the Company)	70,697,744,920 (95.0420%)	3,688,041,777 (4.9580%)
As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

7.2    Special resolution numbered 7.2 of the Notice of AGM dated 6 April 2017

(To authorise the Board to issue debentures and determine the specific terms, conditions and other matters of the debentures)

		70,644,079,650 (94.9699%)	3,741,706,947 (5.0301%)
As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.
	7.3 Special resolution numbered 7.3 of the Notice of AGM dated 6 April 2017 (To consider and approve the centralised registration of debentures by the Company)	70,697,878,220 (95.0423%)	3,687,818,477 (4.9577%)
As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.
8.	8.1 Special resolution numbered 8.1 of the Notice of AGM dated 6 April 2017 (To consider and approve the issue of company bonds in the People’s Republic of China)	73,863,181,985 (99.2975%)	522,528,712 (0.7025%)
As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

	Special Resolutions	No. of votes (%)
		For	Against

8.2    Special resolution numbered 8.2 of the Notice of AGM dated 6 April 2017

(To authorise the Board to issue company bonds and determine the specific terms, conditions and other matters of the company bonds in the People’s Republic of China)

		73,863,174,385 (99.2974%)	522,626,312 (0.7026%)
As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

9.

Special resolution numbered 9 of the Notice of AGM dated 6 April 2017

(To grant a general mandate to the Board to issue, allot and deal with additional shares in the Company not exceeding 20% of each of the existing domestic Shares and H Shares in issue.)

		68,244,294,778 (91.7438%)	6,141,429,718 (8.2562%)
As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

10.

Special resolution numbered 10 of the Notice of AGM dated 6 April 2017

(To authorise the Board to increase the registered capital of the Company and to amend the articles of association of the Company to reflect such increase in the registered capital of the Company under the general mandate.)

		69,162,280,858 (92.9779%)	5,223,429,639 (7.0221%)
As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

Computershare Hong Kong Investor Services Limited, registrar of the Company’s H Shares, acted as scrutineer for the vote-taking at the AGM.

Payment of the Final Dividend

The final dividend of RMB0.093043 per share (equivalent to HK$0.105 per share) (pre-tax) for the year ended 31 December 2016 was approved at the AGM. The payment shall be made to shareholders whose names appear on the register of members of the Company on Monday, 5 June 2017. The register of members will be closed from Wednesday, 31 May 2017 to Monday, 5 June 2017 (both days inclusive). In order to be entitled to the final dividend, H share shareholders who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates at Computershare Hong Kong Investor Services Limited, at Shops 1712 - 1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong at or before 4:30 p.m. on Monday, 29 May 2017. Dividends will be denominated and declared in Renminbi. Dividends for holders of domestic shares and the investors of the Shanghai Stock Exchange and Shenzhen Stock Exchange (including enterprises and individuals) investing in the H shares of the Company listed on Hong Kong Stock Exchange (the “Southbound Trading Link”) (the “Southbound Investors”) will be paid in Renminbi, whereas dividends for H share shareholders other than Southbound Investors will be paid in Hong Kong dollars. The relevant exchange rate will be the average offer rates of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividends at the AGM (RMB0.886120 equivalent to HK$1.00).

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and the Implementation Rules of the Enterprise Income Tax Law of the People’s Republic of China in 2008, the Company shall be obliged to withhold and pay 10% enterprise income tax when it distributes the 2016 final dividends to non-resident enterprise shareholders of overseas H shares (including HKSCC Nominees Limited, other corporate nominees or trustees, and other entities or organisations) whose names appear on the Company’s H share register of members on 5 June 2017. According to regulations by the State Administration of Taxation (Guo Shui Han [2011] No. 348) and relevant laws and regulations, if the individual H share shareholders who are Hong Kong or Macau residents and those whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of less than 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the actual tax rate stipulated in the relevant tax treaty. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of 20%, or a country which has not entered into any tax treaties with PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the individual H share shareholders.

The Company will determine the country of domicile of the individual H share shareholders based on the registered address as recorded in the H share register of members of the Company on 5 June 2017 (the “Registered Address”). If the country of domicile of an individual H share shareholder is not the same as the Registered Address or if the individual H share shareholder would like to apply for a refund of the additional amount of tax finally withheld and paid, the individual H share shareholder shall notify and provide relevant supporting documents to the Company on or before Monday, 29 May 2017. Upon examination of the supporting documents by the relevant tax authorities, the Company will follow the guidance given by the tax authorities to implement relevant tax withholding and payment provisions and arrangements. Individual H share shareholders may either personally or appoint a representative to attend to the procedures in accordance with the requirements under the tax treaties notice if they do not provide the relevant supporting documents to the Company within the time period stated above.

For Southbound Investors (including enterprises and individuals), the Shanghai branch of China Securities Depository and Clearing Corporation Limited and the Shenzhen branch of China Securities Depository and Clearing Corporation Limited, as the nominee of the investors of the Southbound Trading Link, will receive all dividends distributed by the Company and will distribute the dividends to the relevant investors under the Southbound Trading Link through its depositary and clearing system. According to the relevant provisions under the “Notice on Taxation Policies for Shanghai-Hong Kong Stock Connect Pilot Programme (Cai Shui [2014] No. 81)” and “Notice on Taxation Policies for Shenzhen-Hong Kong Stock Connect Pilot Programme (Cai Shui [2016] No. 127)”, the Company shall withhold and pay individual income tax at the rate of 20% with respect to dividends received by the Mainland individual investors for investing in the H shares of the Company listed on the Hong Kong Stock Exchange through the Southbound Trading Link. In respect of the dividends received by Mainland securities investment funds investing in the H shares of the Company listed on Hong Kong Stock Exchange through the Southbound Trading Link, the tax levied shall be ascertained by reference to the rules applicable to individual investors. The Company is not required to withhold and pay income tax on dividends derived by the Mainland enterprise investors under the Southbound Trading Link, and such enterprises shall report the income and make tax payment by themselves. The record date for entitlement to the shareholders’ rights and the relevant arrangements of dividend distribution for the Southbound Investors are the same as those for the Company’s H share shareholders.

The Company assumes no responsibility and disclaims all liabilities whatsoever in relation to the tax status or tax treatment of the individual H share shareholders and for any claims arising from any delay in or inaccurate determination of the tax status or tax treatment of the individual H share shareholders or any disputes relating to the tax withholding and payment mechanism or arrangements.

For H share shareholders other than the Southbound Investors, the Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to such Receiving Agent the final dividend declared for payment to H share shareholders other than the Southbound Investors. The Receiving Agent will pay the final dividend net of the applicable tax on 21 July 2017. The relevant dividend warrants will be despatched to H share shareholders by ordinary post and the risk of errors involved in the postage will be borne by the H share shareholders. For the Southbound Investors, the final dividend net of the applicable tax will be paid by the Company to the Shanghai branch of China Securities Depository and Clearing Corporation Limited and Shenzhen branch of China Securities Depository and Clearing Corporation Limited on 21 July 2017. The Shanghai branch of China Securities Depository and Clearing Corporation Limited and Shenzhen branch of China Securities Depository and Clearing Corporation Limited will pay the final dividend net of the applicable tax to the Southbound Investors.

APPOINTMENT AND CHANGE OF DIRECTORS AND SUPERVISORS

The appointment of each of the above directors and supervisors for the sixth session of the Board of Directors and the Supervisory Committee of the Company was approved at the AGM. Meanwhile, Mr. Yang Jianqing and Mr. Zhang Jianbin have been elected by the employees of the Company democratically as the supervisors of the Company representing the employees. The appointment of the above directors and supervisors for the sixth session of the Board of Directors and the Supervisory Committee takes effect from 23 May 2017 for a term of three years until the annual general meeting of the Company for the year 2019 to be held in the year 2020. The Company will enter into a service contract with each of the above directors and supervisors. The Board of Directors and the Supervisory Committee will determine the remuneration of the above directors and supervisors with reference to their respective duties, responsibilities, experience as well as current market conditions.

Save as disclosed in this announcement, none of the above directors and supervisors has held any directorship in any other listed companies nor taken up any post in any affiliated companies of the Company in the past three years, nor any relationship with any other director, supervisor, senior management, substantial shareholder or controlling shareholder of the Company. Furthermore, none of the above directors and supervisors has any equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Save as disclosed in this announcement, there is no other information relating to the above appointment of the directors and supervisors that shall be disclosed pursuant to Rule 13.51(2)(h) to (v) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor any matter which needs to be brought to the attention of the shareholders of the Company.

The supervisor representing the employees of the fifth session of the Supervisory Committee, Mr. Tang Qi retired as a supervisor of the Company upon expiry of the term of office on 23 May 2017. Mr. Tang has confirmed that he has no disagreement with the Board of Directors and the Supervisory Committee, and there are no other matters in relation to his retirement that needs to be brought to the attention of the shareholders of the Company. The Board of Directors and the Supervisory Committee take this opportunity to express their gratitude for the valuable contributions of Mr. Tang towards the Company during his tenure of office.

By Order of the Board
China Telecom Corporation Limited
Ke Ruiwen Wong Yuk Har
Joint Company Secretaries

Hong Kong, 23 May 2017

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Yang Jie (as the chairman and chief executive officer); Mr. Yang Xiaowei (as the president and chief operating officer); Mr. Ke Ruiwen, Mr. Sun Kangmin, Mr. Gao Tongqing and Mr. Chen Zhongyue (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director), Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming (all as the independent non-executive directors).

BRIEF INFORMATION OF THE APPOINTED DIRECTORS AND SUPERVISORS OF THE COMPANY

Mr. Yang Jie, age 54, is the Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Yang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a major in radio engineering in 1984 and obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business in 2008. Mr. Yang served as Deputy Director General of Shanxi Posts and Telecommunications Administration, General Manager of Shanxi Telecommunications Corporation, Vice President of China Telecom Beijing Research Institute, General Manager of Business Department of the Northern Telecom of China Telecommunications Corporation, Executive Vice President, President and Chief Operating Officer of the Company, and Vice President and President of China Telecommunications Corporation. He is also the Chairman of China Telecommunications Corporation. Mr. Yang has extensive experience in management and the telecommunications industry.

Mr. Yang Xiaowei, age 53, is an Executive Director, President and Chief Operating Officer of the Company. Mr. Yang is a senior engineer. He received a bachelor degree from the Computer Application Department of Chongqing University in 1998 and a master degree in computer technology from the Management Engineering Department of Chongqing University in 2001. Mr. Yang was the Assistant to Director General and Deputy Director General of Chongqing Telecommunications Bureau, a Deputy Director General of the Chongqing Telecommunications Administration Bureau and a Director General of Chongqing Municipal Communication Administration Bureau. Mr. Yang served as General Manager of the Chongqing branch and the Guangdong branch of the Unicom Group, Vice President of the Unicom Group, Director of the Unicom Group, and Executive Director and Vice President of China Unicom Limited. Mr. Yang also served as Director and Vice President of China Unicom Corporation Limited, Chairman of Unicom Huasheng Telecommunications Technology Co. Ltd., Executive Vice President of the Company and Vice President of China Telecommunications Corporation. He is also a Director and the President of China Telecommunications Corporation. Mr. Yang has extensive experience in management and the telecommunications industry.

Mr. Ke Ruiwen, age 53, is an Executive Director, Executive Vice President and Joint Company Secretary of the Company. Mr. Ke obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business. Mr. Ke served as Deputy Director General of Jiangxi Posts and Telecommunications Administration, Deputy General Manager of Jiangxi Telecom, Managing Director of the Marketing Department of the Company and China Telecommunications Corporation, General Manager of Jiangxi Telecom, Managing Director of the Human Resources Department of the Company and China Telecommunications Corporation. He is also a Vice President of China Telecommunications Corporation and the Chairman of Supervisory Committee of China Tower Corporation Limited. Mr. Ke has extensive experience in management and the telecommunications industry.

Mr. Sun Kangmin, age 59, is an Executive Director and Executive Vice President of the Company. Mr. Sun is a senior engineer. He holds a bachelor degree. Mr. Sun served as Head of the Information Industry Department of Sichuan Province, Director General of Communication Administration Bureau of Sichuan Province, Chairman and General Manager of Sichuan Telecom Company Limited. He is also a Vice President of China Telecommunications Corporation, Chairman of the board of directors and an Executive Director of China Communications Services Corporation Limited and a Director of China Tower Corporation Limited. Mr. Sun has extensive experience in management and the telecommunications industry.

Mr. Gao Tongqing, age 53, is an Executive Director and Executive Vice President of the Company. Mr. Gao graduated from the Changchun Institute of Posts and Telecommunications with a major in telecommunications engineering and received a doctorate degree in business administration from the Hong Kong Polytechnic University. Mr. Gao served as Deputy Director General of Xinjiang Uygur Autonomous Region Posts and Telecommunications Administration, Deputy General Manager and General Manager of Xinjiang Uygur Autonomous Region Telecom Company and General Manager of China Telecom Jiangsu branch. He is also a Vice President of China Telecommunications Corporation. Mr. Gao has extensive experience in management and the telecommunications industry.

Mr. Chen Zhongyue, age 45, is an Executive Director and Executive Vice President of the Company. Mr. Chen received a bachelor degree in English studies from Shanghai International Studies University and a master degree in international trade economy from Zhejiang University. Mr. Chen served as Deputy General Manager of China Telecom Zhejiang branch, Managing Director of the Public Customers Department of the Company and China Telecommunications Corporation and General Manager of China Telecom Shanxi branch. He is also a Vice President of China Telecommunications Corporation. Mr. Chen has extensive experience in management and the telecommunications industry.

Mr. Chen Shengguang, age 53, is a Non-Executive Director of the Company. Mr. Chen graduated from Zhongnan University of Economics with a major in finance and accounting, and obtained a postgraduate degree in economics from Guangdong Academy of Social Sciences and a master degree in business administration (MBA) from Lingnan College of Sun Yat-sen University. Mr. Chen is currently the Director and General Manager of Guangdong Rising Assets Management Co., Ltd. (one of the domestic shareholders of the Company). Mr. Chen served as the Manager and Deputy General Manager of Finance Department of Guangdong Foreign Trade Import & Export Corporation, Chief Executive, Assistant to General Manager and Chief Accountant of Finance Department of Guangdong Guangxin Foreign Trade Corporation, Director of FSPG Hi-Tech Co., Ltd., Non-Executive Director of Xingfa Aluminium Holdings Limited, Director of Guangdong Silk-Tex Group Co., Ltd., Chief Accountant and Vice President of Guangdong Guangxin Holdings Group Ltd.. Mr. Chen has extensive experience in finance and corporate management.

Mr. Tse Hau Yin, Aloysius, age 69, is an Independent Non-Executive Director of the Company. Mr. Tse is currently an Independent Non-Executive Director of CNOOC Limited, Sinofert Holdings Limited, SJM Holdings Limited and China Huarong Asset Management Co., Ltd., all of which are listed on the Main Board of The Stock Exchange of Hong Kong Limited (“HKSE Main Board”). Mr. Tse is also an Independent Non-Executive Director of OCBC Wing Hang Bank Limited (formerly known as “Wing Hang Bank Limited”, which was listed on the HKSE Main Board until October 2014). He was an Independent Non-Executive Director of China Construction Bank Corporation, which is listed on the HKSE Main Board, from 2004 to 2010. Mr. Tse was also an Independent Non-Executive Director of Daohe Global Group Limited (formerly known as Linmark Group Limited), which is listed on the HKSE Main Board, from 2005 to 2016. Mr. Tse was appointed as an Independent Non-Executive Director of CCB International (Holdings) Limited, a wholly owned subsidiary of China Construction Bank Corporation in March 2013. He is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse is a fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past President and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a Non-Executive Chairman of KPMG’s operations in China and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is a graduate of the University of Hong Kong.

Madam Cha May Lung, Laura, age 67, is an Independent Non-Executive Director of the Company. Mrs. Cha is currently a Hong Kong Delegate to the 12th National People’s Congress, PRC, a Member of the Executive Council of the Government of the Hong Kong Special Administrative Region and Chairman of the Financial Services Development Council of Hong Kong. She is the Non-Executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation, the Asia Pacific subsidiary of HSBC Holdings plc, of which she is also an Independent Non-Executive Director. She is a Non-Executive Director of Unilever, PLC and Unilever, N.V, Vice Chairman of the International Advisory Council of the China Securities Regulatory Commission (“CSRC”), and a Member of the International Advisory Council of the China Banking Regulatory Commission. Mrs. Cha served as Vice Chairman of CSRC from January 2001 to September 2004 and Assistant Director, Senior Director, Executive Director of Corporate Finance and Deputy Chairman of the Securities and Futures Commission of Hong Kong from 1991 to 2001. She received a Juris Doctor degree from Santa Clara University of USA in 1982.

Professor Xu Erming, age 67, is an Independent Non-Executive Director of the Company. Professor Xu is a professor and Ph.D. supervisor of the Graduate School at the Renmin University of China and Vice Chairman of the Chinese Enterprise Management Research Association. He is entitled to the State Council’s special government allowances. He is the Independent Supervisor of Harbin Electric Company Limited and an Independent Non-Executive Director of Comtec Solar Systems Group Limited. Over the years, Professor Xu has conducted research in areas related to strategic management, organisational theories, international management and education management, and has been responsible for research on many subjects put forward by the National Natural Science Foundation, the National Social Science Foundation, and other authorities at provincial and ministry level. He has received many awards such as the Ministry of Education’s Class One Excellent Higher Education Textbook Award, the State-Level Class Two Teaching Award and the National Excellent Course Award. Professor Xu has been a visiting professor at over 10 domestic universities and has been awarded the Fulbright Scholar of U.S.A. twice. Professor Xu was previously a lecturer at the New York State University at Buffalo, U.S.A., the University of Scranton, U.S.A., the University of Technology, Sydney, the Kyushu University, Japan, Panyapiwat Institute of Management, Thailand and the Hong Kong Polytechnic University.

Madam Wang Hsuehming, age 67, is an Independent Non-Executive Director of the Company. Madam Wang graduated from the University of Massachusetts and attended Columbia University. She was a Senior Advisor and former Chairman of BlackRock China. She was also formerly the Chairman of China at Goldman Sachs Asset Management, having joined Goldman Sachs in 1994, became a partner in 2000 and an Advisory Director from 2010 to 2011. Ms. Wang served as a Director of The Paulson Institute. With nearly 30 years of experience in financial services, she participated in pioneering efforts in China’s economic reform and restructuring, including serving as an advisor to the CAAC and its subsequent regional airlines on privatisation and capital equipment financing.

Mr. Sui Yixun, age 53, is the Chairman of the Supervisory Committee of the Company. Mr. Sui is currently the Managing Director of audit department of the Company and a Supervisor of Tianyi Telecom Terminals Company Limited. Mr. Sui received a bachelor degree from Beijing Institute of Posts and Telecommunications and a master degree in business administration from Tsinghua University. Mr. Sui served as Deputy General Manager of China Telecom Shandong branch, Deputy General Manager of the Northern Telecom of China Telecommunications Corporation and General Manager of China Telecom Inner Mongolia Autonomous Region branch. Mr. Sui is a senior economist and has extensive experience in operational and financial management in the telecommunications industry.

Mr. Yang Jianqing, age 57, is an Employee Representative Supervisor of the Company. Mr. Yang is currently the General Manager of Corporate Culture Department of the Company. Mr. Yang graduated from the Beijing Institute of Posts and Telecommunications with a bachelor degree in 1982 and obtained a master degree in business administration from the University of Hong Kong. Mr. Yang served as Director General of Xining Telecommunications Bureau in Qinghai province, Deputy General Manager and General Manager of China Telecom Qinghai branch, General Manager of China Telecom Gansu branch, financial controller of the Company. Mr. Yang is a senior engineer and has extensive experience in operational and financial management in the telecommunications industry.

Mr. Zhang Jianbin, age 51, is an Employee Representative Supervisor of the Company. Mr. Zhang is currently the Deputy Managing Director of the Corporate Strategy Department (Legal Department) and the Deputy General Counsel of China Telecommunications Corporation. Mr. Zhang graduated from the Law School of Peking University in 1989 and received LLM degree. He also had EMBA degree from the Guanghua School of Management at Peking University in 2006. He previously worked at the Department of Policy and Regulation of the Ministry of Posts and Telecommunications (“MPT”) and the Directorate General of Telecommunications (“DGT”) of the MPT. He served as Deputy Director of the General Office and Deputy Director of the Legal Affairs Division of the DGT of the MPT, Director of the Corporate Strategy Department (Legal Department) of the Company. Mr. Zhang is a senior economist with extensive experience in telecommunications legislation and regulation, corporate governance, corporate legal affairs and risk management.

Mr. Hu Jing, age 41, is a Supervisor of the Company. Mr. Hu is currently the Director of the audit department of the Company. Mr. Hu received a bachelor degree in accounting from the Xi’an University of Finance and Economics in 1997 and a master degree in business administration from the Northwest University in 2003. Mr. Hu served at various financial and auditing positions at Shaanxi Telecom Company and China Telecommunications Corporation. He is a member of the Chinese Institute of Certified Public Accountants and senior accountant with extensive experience in finance and auditing.

Mr. Ye Zhong, age 57, is a Supervisor of the Company. Mr. Ye is a senior accountant. He holds a bachelor degree. Mr. Ye is the Deputy General Manager of Zhejiang Financial Development Company (one of the domestic shareholders of the Company), Chairman and General Manager of Zhejiang Provincial Innovation and Development Investment Co. Ltd., Chairman of Zhejiang Venture Capital Fund of Funds Management Co. Ltd., Chairman of Zhejiang Financial Market Investment Co. Ltd., Chairman and General Manager of Zhejiang Agricultural Investment and Development Fund Co. Ltd. and Chairman and General Manager of Zhejiang Infrastructure Investment (including PPP) Fund Co. Ltd.. Mr. Ye served as Deputy Director of the Social Security Division of the Department of Finance of Zhejiang Province, Deputy Director of the Discipline Inspection Division and Director of Supervisory Office of the Department of Finance of Zhejiang Province delegated by the Discipline Inspection Commission and Department of Supervision of Zhejiang Province. Mr. Ye has extensive experience in government’s work and state-owned enterprise management.